Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
December 16, 2015
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
ETF Underlying Supplement dated March 5, 2015)

# HSBC USA Inc.

## Contingent Income Barrier Notes
## Linked to the iShares® NASDAQ Biotechnology ETF

▸ $2,000,000 Contingent Income Barrier Notes Linked to the iShares® NASDAQ Biotechnology ETF

▸ Quarterly contingent coupon payments at a rate of 1.50% (equivalent to 6.00% per annum) payable if the closing price of the Reference Asset on the applicable coupon determination date is greater than or equal to 60% of the initial price

▸ Maturity of 3 years

▸ Full exposure to declines in the Reference Asset if the return is less than -40%

▸ If the return is less than -40%, you will receive shares of the Reference Asset; in that case, you will lose all or a portion of your principal amount

▸ Repayment of principal at maturity if the return of the Reference Asset is not below -40%

▸ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Contingent Income Barrier Notes (each a "note" and collectively the "notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker-dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this pricing supplement.

**Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.**

**The Estimated Initial Value of the notes on the Pricing Date is $946 per note, which is less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for additional information.**

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per note | $1,000 | $15 | $985 |
| Total | $2,000,000 | $30,000 | $1,970,000 |

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% per $1,000 Principal Amount of Notes in connection with the distribution of the notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this pricing supplement.

**The notes:**

| **Are Not FDIC Insured** | **Are Not Bank Guaranteed** | **May Lose Value** |
|---|---|---|

**HSBC**

# HSBC USA Inc.
# Contingent Income Barrier Notes



Linked to the iShares® NASDAQ Biotechnology ETF

This pricing supplement relates to a single offering of Contingent Income Barrier Notes. The notes will have the terms described in this pricing supplement and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo guaranteed interest payments, and all dividend payments, during the term of the notes and, if the Reference Return is less than -40%, lose up to 100% of your principal. In addition, the payment at maturity will not exceed the sum of the Principal Amount and the final coupon payment, if payable.**

This pricing supplement relates to an offering of notes linked to the performance of the iShares® NASDAQ Biotechnology ETF (the "Reference Asset"). The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per note |
| **Reference Asset:** | The iShares® NASDAQ Biotechnology ETF (Ticker: IBB) |
| **Trade Date:** | December 16, 2015 |
| **Pricing Date:** | December 16, 2015 |
| **Original Issue Date:** | December 21, 2015 |
| **Final Valuation Date:** | December 18, 2018, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement. |
| **Maturity Date:** | December 21, 2018. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement. |
| **Contingent Coupon Rate:** | 1.50% per quarter (6.00% per annum). |
| **Contingent Coupon:** | ***If the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Trigger on any Coupon Determination Date,*** you will receive the Contingent Coupon of $15.00 per $1,000 in Principal Amount on the applicable Coupon Payment Date. |
| | ***If the Official Closing Price of the Reference Asset is less than the Coupon Trigger on any Coupon Determination Date***, the Contingent Coupon applicable to such Coupon Determination Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date. |
| **Coupon Trigger:** | $202.44, which is 60% of the Initial Price. |
| **Coupon Payment Dates:** | The 21st calendar day of each March, June, September and December, starting on March 21, 2016 and ending on the Maturity Date. Coupon Payment Dates are subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement. |
| **Coupon Determination Dates:** | The third business day before the applicable Coupon Payment Date. Coupon Determination Dates are subject to adjustment as described under "Additional Terms of the Notes— Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement. |
| **Physical Delivery Amount:** | A number of shares of the Reference Asset calculated by dividing the Principal Amount by the Initial Price of the Reference Asset. Fractional share amounts will be paid in cash and determined by multiplying the number of fractional shares by the Final Price of the Reference Asset. The Physical Delivery Amount is subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement. We will have the option to pay to you the cash value of those shares if we are not reasonably able to deliver them to you. |
| **Payment at Maturity:** | On the Maturity Date, for each note, we will pay you the Final Settlement Value. |
| **Final Settlement Value:** | ***If the Reference Return is greater than or equal to the Barrier Price,*** you will receive $1,000 per $1,000 Principal Amount of notes (zero return). |
| | ***If the Reference Return less than the Barrier Price,*** you will receive the Physical Delivery Amount in |

shares of the Reference Asset.

Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return declines beyond 0%. **If the Reference Return is less than the Barrier Price, you will lose a significant portion, and could lose all, of your investment.**

| | |
|---|---|
| **Reference Return:** | The quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

| | |
|---|---|
| **Barrier Price:** | -40% |
| **Initial Price:** | $337.40, which was the Official Closing Price of the Reference Asset on the Pricing Date. |
| **Final Price:** | The Official Closing Price of the Reference Asset on the Final Valuation Date. |
| **Official Closing Price:** | The closing price of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the price displayed on Bloomberg Professional® service page "IBB <EQUITY>," or on any successor page on the Bloomberg Professional® service or any successor service, as applicable (subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement). |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The notes will not be listed on any U.S. securities exchange or quotation system. |
| **CUSIP/ISIN:** | 40433UEU6 / US40433UEU60 |
| **Estimated Initial Value:** | The Estimated Initial Value of the notes is less than the price you pay to purchase the notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any." |

## GENERAL

This pricing supplement relates to an offering of notes linked to the Reference Asset. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

## PAYMENT AT MATURITY

On the Maturity Date, for each note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

**If the Reference Return is greater than or equal to the Barrier Price,** you will receive $1,000 per $1,000 Principal Amount of notes (zero return).

**If the Reference Return is less than the Barrier Price,** you will receive the Physical Delivery Amount in shares of the Reference Asset.

Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return declines beyond 0%. **You should be aware that if the Reference Return is less than the Barrier Price, you will lose some or all of your investment.**

### Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of the Reference Asset on the applicable Coupon Determination Date is greater than or equal to the Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the notes, please see the section entitled "Recipients of Interest Payments" on page S-12 in the accompanying prospectus supplement. The Contingent Coupon Rate is 6.00% per annum (if payable, $15.00 per $1,000 of Principal Amount paid quarterly on the applicable Coupon Payment Date).

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

### Reference Issuer

iShares, Inc. is the reference issuer.

## INVESTOR SUITABILITY

**The notes may be suitable for you if:**

▶ You seek a contingent quarterly Coupon, based on the performance of the Reference Asset, that will be equal to the Contingent Coupon Rate if the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Trigger on the applicable Coupon Determination Date.

▶ You are willing to receive shares of the Reference Asset as payment on the nots if the Reference Return is less than the Barrier Price.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -40%.

▶ You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo guaranteed interest payments on the notes, and dividends or other distributions paid to the holders of the Reference Asset or the stocks held by the Reference Asset.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

**The notes may not be suitable for you if:**

▶ You believe that the Official Closing Price of the Reference Asset will be less than -40% on most or all of the Coupon Determination Dates or that the Contingent Coupon will not provide you with your desired return.

▶ You are not willing to receive shares of the Reference Asset as payment on the notes if the Reference Return is less than the Barrier Price.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -40%.

▶ You seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive guaranteed periodic interest payments on the notes, or the dividends or other distributions paid to the holders of the Reference Asset or the stocks held by the Reference Asset.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-1 of the accompanying ETF Underlying Supplement. Investing in the notes is not equivalent to investing directly in the Reference Asset or any of the stocks comprising the Underlying Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

### Your investment in the notes may result in a loss.

You will be fully exposed to the decline in the Final Price from the Initial Price if the Reference Return is beyond the Barrier Price of -40%. Accordingly, if the Reference Return is less than -40%, your Payment at Maturity will be worth significantly less than the Principal Amount of your notes. You may lose up to 100% of your investment at maturity if the Reference Return is negative and less than the Barrier Price.

### You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the notes. If the Official Closing Price of the Reference Asset on a Coupon Determination Date is less than the Coupon Trigger, we will not pay you the Contingent Coupon applicable to such Coupon Determination Date. If the Official Closing Price of the Reference Asset is less than the Coupon Trigger on each of the Coupon Determination Dates, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your notes.

### Your return on the notes is limited to the principal amount plus the Contingent Coupons, if any, regardless of any appreciation in the price of the Reference Asset.

For each $1,000 principal amount note, you will receive $1,000 at maturity plus the Contingent Coupon if the Final Price is greater than or equal to the Barrier Price (and Coupon Trigger), regardless of any appreciation in the value of the Reference Asset, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the notes.

### The amount payable on the notes is not linked to the price of the Reference Asset at any time other than the Coupon Determination Dates and the Final Valuation Date.

The payments on the notes will be based on the Official Closing Price of the Reference Asset on the Coupon Determination Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset is greater than or equal to the Coupon Trigger during the term of the notes other than on a Coupon Determination Date but then decreases on a Coupon Determination Date to a price that is less than the Coupon Trigger, no Contingent Coupon will be payable on the applicable Coupon Payment Date. Further, Even if the price of the Reference Asset is greater than or equal to the Barrier Price during the term of the notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Barrier Price, the Payment at Maturity will be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

### The notes are subject to the credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

### The performance and market value of the Reference Asset during periods of market volatility may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Reference Asset.

During periods of market volatility, securities underlying the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Reference Asset, which could materially and adversely affect the value of the notes in the secondary market and/or reduce your payment at maturity.

**Risks associated with the biotechnology and pharmaceutical industries.**

The IBB invests in biotechnology and pharmaceutical companies. Market or economic factors impacting biotechnology and pharmaceutical companies and companies that rely heavily on the healthcare industry could have a major effect on the value of the IBB's investments. The healthcare sector may be affected by government regulations and government healthcare programs, increases or decreases in the cost of medical products and services and product liability claims, among other factors. Many healthcare companies are heavily dependent on patent protection, and the expiration of a patent may adversely affect their profitability. Healthcare companies are subject to competitive forces that may result in price discounting, and may be thinly capitalized and susceptible to product obsolescence. Companies in the pharmaceuticals industry may be affected by industry competition, dependencies on a limited number of products, obsolescence of products, government approvals and regulations, loss or impairment of intellectual property rights and litigation regarding product liability. As a result, the IBB will be more volatile than an exchange-traded fund whose sector(s) is more diversified.

**Changes that affect the Reference Asset will affect the market value of the notes and the amount you will receive at maturity.**

The policies of the reference issuer of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference issuer takes account of certain changes affecting those constituents may affect the price of the Reference Asset. The policies of the reference issuer with respect to the calculation of the Reference Asset could also affect the price of the Reference Asset. The reference issuer may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the notes.

**The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the notes.

**The Estimated Initial Value of the notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any.**

The Estimated Initial Value of the notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We determined the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

**The price of your notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

**If we were to repurchase your notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 7 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the notes based on changes in market conditions and other factors that cannot be predicted.

**If the Physical Delivery Amount is paid on the Notes, you will be subject to the price fluctuation of the Reference Asset after the Final Valuation Date.**

If the Reference Return is less than the Barrier Price, we will deliver to you at maturity the Physical Delivery Amount in shares of the Reference Asset. The value of those shares may further decrease between the Final Valuation Date and the Maturity Date, and you will incur additional losses to the extent of such decrease. In addition, there is no assurance that an active trading market will continue for shares of the Reference Asset or that there will be liquidity in that trading market.

**The notes lack liquidity.**

The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the actual Final Price. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price used in the table and examples below is not the actual Initial Price. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your notes. The payments on the notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC.

The following examples indicate how the Contingent Coupon and Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the notes. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Note" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount of notes to $1,000. The potential returns described here assume that your notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals. The following examples are based on the following terms:

▸ Principal Amount: $1,000

▸ Hypothetical Initial Price*: 1,000.00

▸ Hypothetical Physical Delivery Amount: 10 shares

▸ Barrier Price -40%

▸ Contingent Coupon Rate: 6.00% per annum (1.50% for each quarter in which it is payable). If the Official Closing Price of the Reference Asset on *every* Coupon Determination Date is greater than or equal to the Coupon Trigger, the Contingent Coupon paid over the term of the notes would total $180 per $1,000 Principal Amount of notes.

*The actual Initial Price is set forth on page PS-3 of this pricing supplement.

**Example 1: The price of the Reference Asset increases from the Initial Price of 1,000.00 to a Final Price of 1,100.00.**

| | |
|---|---|
| Number of Coupon Determination Dates on which the Official Closing Price of the Reference Asset was greater than the Coupon Trigger: | 10 |
| Reference Return: | 10.00% |
| **Final Settlement Value:** | **$1,000.00** |

Because the Reference Return is greater than the Barrier Price, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of notes. When added to the Contingent Coupon payment of $15.00 received in respect of each of the prior Coupon Determination Dates on which the Official Closing Price of the Reference Asset was greater than or equal to the Coupon Trigger, we will have paid you a total of $1,150.00 per note for a 15.00% total return on the notes.

**Example 2: The price of the Reference Asset decreases from the Initial Price of 1,000.00 to a Final Price of 900.00.**

| | |
|---|---|
| Number of Coupon Determination Dates on which the Official Closing Price of the Reference Asset was greater than the Coupon Trigger: | 8 |
| Reference Return: | -10.00% |
| **Final Settlement Value:** | **$1,000.00** |

Although the Final Price is less than the Initial Price, because the Reference Return is greater than the Barrier Price, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of notes. When added to the Contingent Coupon payment of $15.00 received in respect of each of the prior Coupon Determination Dates on which the Official Closing Price of the Reference Asset was greater than or equal to the Coupon Trigger, we will have paid you a total of $1,120.00 per note for a 12.00% total return on the notes.

**Example 3: The price of the Reference Asset decreases from the Initial Price of 1,000.00 to a Final Price of 400.00.**

| | |
|---|---|
| Number of Coupon Determination Dates on which the Official Closing Price of the Reference Asset was greater than the Coupon Trigger: | 5 |
| Reference Return: | -60.00% |
| **Final Settlement Value:** | **$400.00** |

Because the Reference Return is less than the Barrier Price of -40%, the Final Settlement Value would be the Physical Delivery Amount per $1,000 Principal Amount of notes, calculated as follows:

$1,000/$100 = 10 shares of the Reference Asset

When added to the Contingent Coupon payment of $15.00 received in respect of each of the prior Coupon Determination Dates on which the Official Closing Price of the Reference Asset was greater than or equal to the Coupon Trigger, we will have paid you the equivalent of $400.00 per note, paid in shares of the Reference Asset, plus the Contingent Coupon Payments, for a total value of shares and coupon payments on the notes of $475.00, resulting in a loss on the notes of 75.00%.

Example 3 shows that you are fully exposed on a 1-to-1 basis to declines in the price of the Reference Asset if the Reference Return is beyond the Barrier Price of -40%.  YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

**The iShares® NASDAQ Biotechnology ETF ("IBB")**

Information concerning the iShares® NASDAQ Biotechnology ETF ("IBB") filed with the SEC by iShares under the Investment Company Act can be located by reference to SEC file number 811-09729. Information provided to or filed with the SEC can be inspected and copied at the public reference facility maintained by the SEC or through the SEC's website at www.sec.gov. None of this publicly available information is incorporated by reference into this document. Neither we nor our affiliates has undertaken any independent review or due diligence of such information.

"iShares®" and BlackRock® are registered trademarks of BlackRock®, Inc. and its affiliates ("BlackRock®"). BlackRock® has licensed certain trademarks and trade names of BlackRock® for our use. The Notes are not sponsored, endorsed, sold, or promoted by BlackRock®, or by any of the iShares® funds. Neither BlackRock® nor the iShares® funds make any representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. Neither BlackRock® nor the iShares® funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the Notes or in connection with our use of information about the iShares® funds.

iShares consists of numerous separate investment portfolios, including the IBB. The IBB seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the NASDAQ Biotechnology Index®. The IBB typically earns income from dividends from securities held by the IBB. These amounts, net of expenses and taxes (if applicable), are passed along to the IBB's shareholders as "ordinary income." In addition, the IBB realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as "capital gain distributions." However, because the component return of the IBB will be calculated based only on the share price of the IBB, you will not receive any benefit from or be entitled to receive income, dividend, or capital gain distributions from the IBB or any equivalent payments.

The shares of the IBB trade on the NASDAQ Stock Market ("Nasdaq") under the symbol "IBB."

**NASDAQ Biotechnology Index®**

The NASDAQ Biotechnology Index® is calculated, published and disseminated by NASDAQ OMX, and is designed to measure the performance of NASDAQ-listed companies that are classified according to the Industry Classification Benchmark as either biotechnology or pharmaceuticals which also meet other eligibility criteria determined by NASDAQ OMX. We have derived all information relating to the NASDAQ Biotechnology Index®, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of and is subject to change by, NASDAQ OMX. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. NASDAQ OMX has no obligation to continue to publish, and may discontinue or suspend the publication of the NASDAQ Biotechnology Index® at any time.

The NASDAQ Biotechnology Index® is calculated under a modified capitalization-weighted methodology. On November 1, 1993, the NASDAQ Biotechnology Index® began with a base of 200.00. To be eligible for inclusion in the NASDAQ Biotechnology Index®, a security must be listed on The NASDAQ Stock Market. Eligibility for the NASDAQ Biotechnology Index® is limited to specific security types only. The security types eligible for the NASDAQ Biotechnology Index® include common stocks, ordinary shares, American Depositary Receipts, and shares of beneficial interest or limited partnership interests. Securities must meet the following criteria:

- the security's U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);
- the issuer of the security must be classified according to the Industry Classification Benchmark as either Biotechnology or Pharmaceuticals;
- the security may not be issued by an issuer currently in bankruptcy proceedings;
- the security must have a market capitalization of at least $200 million;
- the security must have an average daily trading volume of at least 100,000 shares;
- the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for inclusion in the NASDAQ Biotechnology Index®;
- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and
- the issuer of the security must have "seasoned" on NASDAQ, the New York Stock Exchange or NYSE Amex (generally, a company is considered to be seasoned if it has been listed on a market for at least three full months, excluding the first month of initial listing).

*Annual Evaluation*

The securities composing the NASDAQ Biotechnology Index® are evaluated annually in December. Securities currently within the NASDAQ Biotechnology Index® must meet the maintenance criteria of $100 million in market capitalization and 50,000 shares average daily trading volume. The securities included in the NASDAQ Biotechnology Index® not meeting the maintenance criteria are removed, effective after the close of trading on the third Friday of the month of review. Index-eligible securities not currently in the NASDAQ Biotechnology Index® are added. The eligibility criteria is applied using market data through the end of October and is updated for total shares outstanding submitted in a publicly filed SEC document via EDGAR through the end of November. If at any time during the year other than at the review a security in the NASDAQ Biotechnology Index® no longer meets the criteria or is otherwise determined to have become ineligible, the security is removed from the NASDAQ Biotechnology Index® and will not be replaced.

*Index Maintenance*

In addition to the annual evaluation, the securities in the NASDAQ Biotechnology Index® are monitored every day by NASDAQ OMX with respect to changes in total shares outstanding arising from corporate events such as stock dividends, stock splits, certain spin-offs and rights issuance, or other corporate actions. NASDAQ OMX has adopted the following weight adjustment procedures with respect to such changes.  Changes in total shares outstanding arising from stock splits, stock dividends, or spin-offs are generally made to the NASDAQ Biotechnology Index[®] on the evening prior to the effective date of such corporate action. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 10%, the change will be made as soon as practicable.  Otherwise, if the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December.  In either case, the index share weights for such securities included in the NASDAQ Biotechnology Index[®] are adjusted by the same percentage amount by which the total shares outstanding have changed in such securities included in the NASDAQ Biotechnology Index[®].

*Index Rebalancing*

The NASDAQ Biotechnology Index[®] employs a modified market capitalization weighting methodology.  At each quarter, the NASDAQ Biotechnology Index[®] is rebalanced such that the maximum weight of any security in the NASDAQ Biotechnology Index[®] does not exceed 8% and no more than 5 securities are at that cap.  The excess weight of any capped security is distributed proportionally across the remaining securities.  If after redistribution, any of the 5 highest ranked securities are weighted below 8%, these securities are not capped.  Next, any remaining securities in excess of 4% are capped at 4% and the excess weight is redistributed proportionally across the remaining securities.  The process is repeated, if necessary, to derive the final weights.

The modified market capitalization weighting methodology is applied to the capitalization of each security in the NASDAQ Biotechnology Index[®], using the last sale price of the security at the close of trading on the last trading day in February, May, August and November and after applying quarterly changes to the total shares outstanding. The index share weights are then calculated by multiplying the weight of the security derived above by the new market value of the NASDAQ Biotechnology Index[®] and dividing the modified market capitalization for each security in the NASDAQ Biotechnology Index[®] by its corresponding last sale price. The changes are effective after trading on the third Friday in March, June, September and December.

## Historical Performance of the IBB

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from September 23, 2008 to December 16, 2015, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Reference Asset should not be taken as an indication of future performance.



| Quarter Begin | Quarter End | (Intraday) Quarterly High | (Intraday) Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/2/2008 | 3/31/2008 | $83.80 | $69.59 | $75.78 |
| 4/1/2008 | 6/30/2008 | $80.99 | $75.62 | $76.84 |
| 7/1/2008 | 9/30/2008 | $84.40 | $79.30 | $81.36 |
| 10/1/2008 | 12/31/2008 | $81.54 | $57.14 | $71.05 |
| 1/2/2009 | 3/31/2009 | $75.00 | $58.77 | $66.35 |
| 4/1/2009 | 6/30/2009 | $73.37 | $62.44 | $72.76 |
| 7/1/2009 | 9/30/2009 | $84.00 | $68.69 | $81.36 |
| 10/1/2009 | 12/31/2009 | $82.55 | $73.00 | $81.87 |
| 1/1/2010 | 3/31/2010 | $93.38 | $80.09 | $90.94 |
| 4/1/2010 | 6/30/2010 | $92.95 | $70.00 | $77.57 |
| 7/1/2010 | 9/30/2010 | $87.47 | $74.54 | $86.20 |
| 10/1/2010 | 12/31/2010 | $95.00 | $85.21 | $93.42 |
| 1/1/2011 | 3/31/2011 | $100.22 | $91.94 | $100.16 |
| 4/1/2011 | 6/30/2011 | $110.01 | $100.16 | $106.66 |
| 7/1/2011 | 9/30/2011 | $110.00 | $84.00 | $93.35 |
| 10/1/2011 | 12/31/2011 | $104.90 | $87.68 | $104.35 |
| 1/1/2012 | 3/31/2012 | $124.64 | $104.26 | $123.30 |
| 4/1/2012 | 6/30/2012 | $130.10 | $116.43 | $129.96 |
| 7/1/2012 | 9/28/2012 | $145.14 | $127.50 | $142.43 |
| 10/1/2012 | 12/31/2012 | $148.50 | $125.64 | $137.22 |
| 1/1/2013 | 3/28/2013 | $160.19 | $139.48 | $159.93 |
| 4/1/2013 | 6/28/2013 | $186.97 | $157.32 | $173.88 |
| 7/1/2013 | 9/30/2013 | $212.50 | $177.22 | $209.60 |
| 10/1/2013 | 12/31/2013 | $228.11 | $191.42 | $227.06 |
| 1/1/2014 | 3/31/2014 | $275.31 | $222.29 | $236.45 |
| 4/1/2014 | 6/30/2014 | $259.87 | $207.50 | $257.03 |
| 7/1/2014 | 9/30/2014 | $280.01 | $242.36 | $273.63 |
| 10/1/2014 | 12/31/2014 | $319.12 | $247.86 | $303.35 |
| 1/1/2015 | 3/31/2015 | $374.97 | $298.04 | $343.43 |
| 4/1/2015 | 6/30/2015 | $385.00 | $330.60 | $368.97 |
| 7/1/2015 | 9/30/2015 | $400.75 | $284.16 | $303.33 |
| 10/1/2015 | 12/16/2015* | $342.77 | $292.56 | $337.40 |

* This pricing supplement includes, for the fourth calendar quarter of 2015, data for the period from October 1, 2015 through December 16, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2015.

## EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return and whether the final coupon payment is payable, and the accelerated maturity date will be five business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the notes directly to investors. HSBC Securities (USA) Inc. will offer the notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% per $1,000 Principal Amount of notes in connection with the distribution of the notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to make a market in the notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a note as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein. For example, the notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

*U.S. Holders*. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss on the receipt of cash upon maturity or an earlier sale or exchange as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note. If upon maturity of the notes, you receive shares of the Reference Asset (the "Underlying Shares") and cash in lieu of any fractional Underlying Share, you should generally recognize capital gain or loss equal to the difference between the amount of cash received in lieu of any fractional Underlying Share and the pro rata portion of your tax basis in the notes that is allocable to such fractional Underlying Share, based on the amount of cash received and the fair market value of the Underlying Shares received. Although no assurances can be provided in this regard, you may generally expect not to recognize any gain or loss with respect to any Underlying Shares received. You should generally have a basis in the Underlying Shares equal to your tax basis in the notes, other than any amount allocated to a fractional Underlying Share. The holding period for such Underlying Shares should start on the day after receipt. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

*Non-U.S. Holders*. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. Additionally, recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017.

*Foreign Account Tax Compliance Act.* The Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

## TABLE OF CONTENTS

### Pricing Supplement



### ETF Underlying Supplement



### Prospectus Supplement



### Prospectus



You should only rely on the information contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $2,000,000 Contingent Income Barrier Notes Linked to the iShares® NASDAQ Biotechnology ETF

## December 16, 2015

## PRICING SUPPLEMENT